U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of NOVEMBER 2002

                        COMMISSION FILE NUMBER: 000-20466

                            CADE STRUKTUR CORPORATION
             (Exact Name of Registrant as specified in its charter)

            Suite 300 - 204 Black Street, Whitehorse, Yukon Y1A 2M9
                        (Address of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [X]     Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No    X
                               -------        -------

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
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For  Further  Information  Contact:

CADE  STRUKTUR  CORPORATION                            Rene  Randall
400  Burrard  Street,  Suite  1620                     (604)  683-8286
Vancouver,  British  Columbia  V6C  3A6
Canada

FOR  IMMEDIATE  RELEASE:


                CADE STRUKTUR CORPORATION ANNOUNCES COMPLETION OF
                 CONSOLIDATION AND SUBDIVISION OF COMMON SHARES

Vancouver, British Columbia, (November 22, 2002) - Cade Struktur Corporation (the "Corporation") is pleased to announce that it has completed the consolidation and subsequent subdivision of the issued common shares of the Corporation (the "Old Shares") effective November 18, 2002. The Old Shares have been consolidated on the basis of every 500 Old Shares being consolidated into one common share of the Corporation (the "Consolidated Shares"). The
Consolidated Shares were subsequently subdivided on the basis that one Consolidated Share has become 500 common shares of the Corporation (the "New Shares"). Fractional shares resulting from the consolidation of common shares held by holders of fewer than 500 Old Shares will be aggregated and sold, with the proceeds therefrom distributed to the holders of such fractional shares on a pro rata basis.

The New Shares began trading on the National Quotation Bureau "pink sheets" under their new symbol "CADKF" effective November 22, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       CADE  STRUKTUR  CORPORATION
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By               /s/  Jimmy  S.H.  Lee
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                 JIMMY  S.H.  LEE
                 DIRECTOR


Date             November  22,  2002
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